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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall

 John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation

Registration Statement on Form S-1

Submitted May 3, 2024

File No.: 333-279119

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”), we submit this letter in connection with the filing of an amendment to the Registration Statement on Form S-1 (the “Public Filing No. 2”) which reflects the Company’s responses to the comment letter received by the Company on May 10, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement previously filed by the Company on May 3, 2024 to the SEC (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto or a statement identifying the location in Public Filing No. 2 of the requested disclosure or revised disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Public Filing No. 2 and all references to page numbers in such responses are to page numbers in Public Filing No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Summary Historical Consolidated Financial Data, page 19

1.	Net loss per common share- basic and diluted for the periods presented here are not consistent with the disclosures in the financial statements on pages F-3 and F-21. Please revise or advise.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 20 of Public Filing No. 2.

June 5, 2024

Choice of Forums, page 152

2.

You state here and in the risk factor “Our certificate of incorporation designates the Court of Chancery .... as the sole and exclusive forum for certain types of actions” that such forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, reference to Article XI of the newly filed certificate of incorporation is silent regarding actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: We respectfully acknowledge the Staff’s comment and note that the Registration Statement on pages 51 and 153 states that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We have further revised the Registration Statement on pages 51 and 153 to note that we will inform investors in each report filed in accordance with the Exchange Act in which we describe the terms of our common stock that the forum provision in our certificate of incorporation will not apply to suits brought to enforce any duty or liability arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Exhibits

3.

We note your response to prior comment 43 issued in our February 29, 2024 comment letter. We also note your disclosures of agreements for which exhibits have not been filed or included in the index of exhibits, including Middle Arm Development, Liberty Energy, APA, gas sales, letters of intent, and BP Memorandum of Understanding. Please provide your analysis of why you believe that these agreements are not required to be filed, or file them as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K.

Response: We respectfully advise the Staff that, as discussed in greater detail below, the Company believes each of the following agreements to be either entered into in the ordinary course of the Company’s business or not material to the Company’s business.

Letter Agreement

Pursuant to a Letter Agreement with the Northern Territory Government of Australia (the “Letter Agreement”), we have the exclusive rights to use 420 acres in the Middle Arm Sustainable Development to progress development of an LNG export terminal.

Under Item 601(b)(10)(i) of Regulation S-K,, the Company is required to file every contract not made in the ordinary course of business that is material to the registrant. As disclosed in the Registration Statement, the Company’s long term business plan includes the development of an LNG export terminal to facilitate the export and sale of natural gas. However, the Letter Agreement imposes no obligations on the Company to develop an LNG export terminal and in any event, any such development is not expected to be commissioned until 2026 and is not expected to export volumes until 2030, if ever. Further, even in the long term, we will not be reliant on the development of an LNG export terminal as there is sufficient domestic demand for our projected natural gas production and existing LNG facilities that are potential alternatives. As such the Company does not consider the Letter Agreement to be material to its business.

June 5, 2024

Master Services Agreement with Liberty Energy

Pursuant to the Master Services Agreement with Liberty Energy (the “Master Services Agreement”), Liberty Energy has agreed to provide us dedicated frac fleets and personnel on market terms. The Master Services Agreement is an agreement with a service provider in the ordinary course of our business of producing natural gas.

We acknowledge that, under Item 601(b)(10)(ii) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless are required to be filed as exhibits. Items 601(b)(10)(ii)(A), (C) and (D) are not applicable to the Master Services Agreement as such agreement does not involve insider counterparties, the sale of property, plant or equipment or material lease of property.

In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent”. Although it does not define the term “substantially dependent”, Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

The Company does not consider the Master Services Agreement to be a contract “upon which [the Company’s] business is substantially dependent”. The Company does not believe it is substantially reliant on any one service provider as it can obtain similar services from other vendors in the market without materially impacting the Company’s long-term business strategy or development. In addition, while the Master Services Agreement provides for a preferred arrangement with Liberty to provide certain services, the arrangement is not an exclusive relationship and the Master Services Agreement does not impose any obligations on the Company to purchase services.

Framework Agreements with APA

We are party to several agreements with APA relating to the construction of pipelines to transport natural gas. Under such agreements, we agree to work with APA exclusively with respect to the evaluation of certain pipeline projects. However, each of such agreements are preliminary agreements subject to the negotiation and execution of future development agreements and gas transport services agreements. Neither party has any obligation to construct or dedicate funds to the construction of the pipeline under any of the agreements. In addition, none of such agreements determine the economic terms of participation in any pipeline project. Ultimately, either the Company or APA may decline to proceed with construction of any pipeline project.

While we acknowledge that our business is dependent on the development of pipelines generally, as described above our preliminary agreements with APA are limited in scope and do not create material obligations on either party such that they are “material contracts” of the type that are required to be filed under Item 601(b)(10).

For the foregoing reasons, we respectfully submit that these Agreements are not required to be filed as exhibits pursuant to Item 601(b)(10).

June 5, 2024

Gas Sales Agreements

Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to any of our gas sales agreement as none involve insider counterparties, the sale of property, plant or equipment or material lease of property. The Company does not consider its gas sales agreements, including the NT GSA, to be agreements “upon which [the Company’s] business is substantially dependent” under Item 601(b)(10)(ii)(B). With respect to the NT GSA, in particular, the volumes of natural gas to be sold is for the relatively immaterial amount of natural gas expected to be produced from our pilot wells. Although initially 100% of our natural gas production is subject to sale under the NT GSA, sales from the volumes of natural gas subject to this agreement will not generate revenue sufficient to cover our existing operating expenses.

Letters of Intent / Memoranda of Understanding Regarding Gas Sales

We are party to various letters of intent and memoranda of understanding with retailers relating to sales of natural gas, including a non-binding memorandum of understanding with a subsidiary of bp PLC regarding the potential purchase of up to 2.2 Mtpa of LNG and a letter of intent with a subsidiary of Shell plc, regarding the potential purchase of up to 2.2 Mtpa of LNG.

We do not believe these agreements are of the type that are required to be filed pursuant to Item 601(b)(10) because we are not “substantially dependent” on any such agreement or any single purchaser. Natural gas is a fungible product with well-established markets and numerous purchasers.

In addition, none of these are binding agreements. They set out terms upon which the parties may negotiate definitive agreements, but due to the non-binding nature cannot be considered material contracts.

**********

If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

June 5, 2024

Very truly yours,

Michael Chambers of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP